September 3, 2024

Raime Leeby-Muhle
Chief Financial Officer
DHI Group, Inc.
6465 South Greenwood Plaza, Suite 400
Centennial, CO 80111

       Re: DHI Group, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Item 2.02 Form 8-K dated May 8, 2024
           Response dated August 26, 2024
           File No. 001-33584
Dear Raime Leeby-Muhle:

       We have reviewed your August 26, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 11, 2024 letter.

Item 2.02 Form 8-K dated May 8, 2024
Exhibit 99.1
Supplemental Information and Non-GAAP Reconciliations
Reconciliation of Diluted Earnings Per Share to non-GAAP Earnings per Share, page 11

1. We read your response to prior comment 2. Please tell us your purpose for the discrete tax items adjustment and why it is appropriate to exclude such tax items from your non-
       GAAP earnings per share calculation.
 September 3, 2024
Page 2

       Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services